UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 000-55135

POET TECHNOLOGIES INC.
(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste. 1107
Toronto, Ontario M4P 1E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

This report on Form 6-K/A is being filed to amend the report on Form 6-K of the Company filed on May 12, 2017 to incorporate such report on Form 6-K, including the exhibits thereto, into the previously filed Registration Statement of POET Technologies Inc. on Form F-10, as amended (File No. 333-213422), by adding the paragraph set forth under the heading “Incorporation by Reference” below thereto.

This report on Form 6-K speaks as of the original filing date of this report and has not been modified or updated to reflect events occurring or items discovered after the original filing date of this report. This report on Form 6-K should be read in conjunction with POET Technologies Inc.’s filings made with the Securities and Exchange Commission subsequent to the original filing date of this report.

INCORPORATION BY REFERENCE

This report on Form 6-K, including the unaudited consolidated financial statements for the three months ended March 31, 2017 and management’s discussion and analysis for the three months ended March 31, 2017, shall be deemed to be incorporated by reference as exhibits to the Registration Statement of POET Technologies Inc. on Form F-10 (File No. 333-213422) and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2018

POET TECHNOLOGIES INC.
By: /s/ John F. O’Donnell
Name: John F. O’Donnell
Title: Director and Corporate Secretary